Zhengye Biotechnology Holding Limited

September 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon
Doris Stacey Gama
Joshua Gorsky

Re:	Zhengye Biotechnology Holding Limited
Draft Registration Statement on Form F-1
Filed on August 4, 2023
CIK No. 0001975641

Ladies and Gentlemen:

This letter is in response to the letter dated September 1, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhengye Biotechnology Holding Limited (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1, submitted August 4, 2023

Prospectus Summary

Our Corporate Structure, page 1

1. We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. Please provide a cross-reference to your detailed discussion of risks facing the Company and the offering as a result of your organizational structure.

In response to the Staff’s comments, we provide cross-references to a risk factor about our organization structure on the cover page and pages 1 and 53 of Amended Draft Registration Statement.

2. We note your disclosure that you are not currently involved in any investigations on cybersecurity review initiated by any PRC regulatory authority and that, as confirmed by your PRC counsel, you believe you are not subject to the Cybersecurity Review Measures. Please include a discussion of how such data security measures may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange if you were found to be subject to such regulatory actions. Please also include a similar discussion for anti-monopoly concerns.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 2 of Amended Draft Registration Statement, to provide that we believe, based on the advice of our PRC counsel, that as of the date of this response letter, neither the Cybersecurity Review Measures nor the Anti-Monopoly Law will have adverse impact on our ability to accept foreign investments or list on a Unites States or other foreign exchange, if we are subject to these laws and regulations.

3. You state that as of the date of the prospectus, no cash transfer or transfers of other assets has occurred among the Company and any of its subsidiaries. Please also state if there have been any transfers, dividends, or distributions between the subsidiaries and, if so, please quantify the amounts.

In response to the Staff’s comments, we revised our disclosure on page 11 of Amended Draft Registration Statement, to disclose that during the fiscal years ended December 31, 2022 and 2021, dividends and distributions made by Jilin Zhengye Biological Products Co., Ltd. (the “operating entity”) to its original shareholders amounted to RMB17,712,000 and RMB14,760,000, respectively. On April 28, 2023, the shareholders of the operating entity passed the resolution of the dividend plan for 2022, with the dividend amount of RMB55,104,000, and the dividend will be distributed before May 2024. Apart from the aforementioned, there is no other transfers, dividends, or distributions between the Company’s subsidiaries as of the date of this response letter.

Risks Relating to Our Business and Industry, page 31

4. We note your disclosure on page 56 that approximately 90.5% and 85.6% of the operating entity’s revenues for the years 2022 and 2021 respectively were derived from Swine vaccines. To the extent that any such risks exist, please revise the disclosure in this section to describe the risks associated with deriving such a significant percentage of revenue from vaccines for one type of animal.

In response to the Staff’s comments, we added a risk factor describing the risk associated with deriving a significant portion of our revenue from swine vaccines on page 34 of Amended Draft Registration Statement.

Use of Proceeds, page 49

5. Please revise the use of proceeds section to provide with specificity the types of R&D projects the operating entity plans to conduct, which products they relate to, and, to the extent the operating entity intends to utilize the proceeds from this offering to conduct pre-clinical or clinical work, please specify how far in the development of its products the operating entity expects to reach with the proceeds of the offering.

In response to the Staff’s comments, we revised our disclosure on page 49 of Amended Draft Registration Statement to provide the types of R&D projects the operating entity plans to conduct and pertinent details. We provided, on the same page, that the operating entity expects to complete all R&D projects, including completing the clinical trials, and receive Registration Certificates of New Veterinary Drugs for the vaccines listed in the use of proceeds section.

6. Please revise your use of proceeds section to provide the approximate dollar amount intended to be used for each purpose.

In response to the Staff’s comments, we revised our disclosure on page 49 of Amended Draft Registration Statement to provide the approximate dollar amount intended to be used for each purpose.

7. Please revise your use of proceeds section to provide more specificity about the new workshops the operating entity intends to build using the proceeds from this offering, such as any planned locations or the anticipated size of these workshops.

In response to the Staff’s comments, we revised our disclosure on page 49 of Amended Draft Registration Statement to provide details about the new workshop the operating entity intends to build using the proceeds from this offering.

Dividend Policy, page 50

8. Please revise your disclosure in this section to note that the operating entity intends to distribute a dividend in the amount of RMB 55,104,000 before May 2024, as you disclose on the cover page and elsewhere throughout the registration statement.

In response to the Staff’s comments, we revised our disclosure on page 50 of Amended Draft Registration Statement to note that the operating entity will distribute a dividend in the amount of RMB55,104,000 before May 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

9. We note you provide the RMB to USD conversion for fiscal year end 2022. Please also provide the same conversion for fiscal year end 2021, here and throughout the filing, so that investors can make proper comparisons.

In response to the Staff’s comments, we revised our disclosure throughout the prospectus to provide the RMB to USD conversion for fiscal year end 2021.

Key Components of Results of Operations

Research and development expenses, page 57

10. On pages 82-84, you refer to multiple collaboration arrangements with universities and research institutions as well as active participation in research projects sponsored by the government of Jilin Province PRC during 2021-2023. Please explain the nature of your active participation with these third parties, particularly the research and development performed by the 49 employees in your R&D department and how associated costs are funded.

Also, describe key terms governing these collaboration arrangements, including options allowing you to license intellectual property developed under these arrangements and related financial obligations for achievement of development, regulatory or sales milestones as well as royalty payments based on product sales.

In addition, explain how you plan to invest RMB90 million to develop multiple veterinary vaccines from net proceeds of the planned offering as discussed on page 77, specifying the extent to which this planned development will involve third parties such as Harbin Veterinary Research Institute, Shanghai Veterinary Research Institute, China Agricultural University, Jilin University and Nanjing Agricultural University. Provide a breakdown of this investment by recipient and nature of planned product development. Revise your disclosures accordingly.

In response to the Staff’s comments, we revised our disclosure on pages 83 and 84 of Amended Draft Registration Statement to provide the details of the operating entity’s collaboration with these third parties by disclosing the materials terms of the collaboration agreements. We also provided, on pages 83 and 84 of Amended Draft Registration Statement, respectively, that the associated costs incurred in the self-funded-only collaborations are funded by the operating entity’s revenue, and the associated costs incurred in the government-funded projects are either solely funded by the government of Jilin Province or funded collectively by the government of Jilin Province and the operating entity.

Furthermore, we revised our disclosure on page 49 of Amended Draft Registration Statement, to provide a table specifying the vaccines the operating entity intends to develop with the proceeds of the planned offering, including the type and status of the vaccine, collaborators, and proceeds expected to be paid to the collaborators.

Overview of China’s Veterinary Vaccine Market

Market Size of Veterinary Vaccine in China, page 66

11. You state that the market size of the Chinese veterinary market increased from RMB 12.6 billion in 2018 to RMB 16.5 billion in 2022 and that it is expected to further increase to RBM 21.2 billion in 2026. Please provide the market sizes in USD here and on pages 71, 72, and 73.

In response to the Staff’s comments, we revised our disclosure on pages 66, 70, 71, 72, and 73 of Amended Draft Registration Statement to provide the market size disclosure in USD.

National policies of animal epidemic detection and prevention, page 67

12. You list various policies of epidemic detection and prevention that you claim have strengthened animal epidemic prevention and control measures. Please explain with specificity how the policies listed have strengthened animal epidemic prevention and control measures.

In response to the Staff’s comments, we revised our disclosure on page 67 of Amended Draft Registration Statement to describe in detail how various policies have strengthened animal epidemic prevention and control measures in China.

Analysis of Domestic Top Players’ Product Portfolio, page 68

13. Please revise your disclosure to identify the names of the companies listed in Frost & Sullivan’s analysis.

We respectfully advised the Staff that, since the Company has not obtained any consent from these companies to disclose their names in the prospectus, the Company has determined not to include the identities of these companies listed in Frost & Sullivan’s analysis. However, the Company has identified them in the following list for the Staff’s reference.

Company A is JinYu Biotechnology Co., Ltd., established in Hohhot City in 1992.

Company B is Qingdao Yibang Bio-engineering Co., Ltd., was established in Qingdao City in 1999.

Company C is China Animal Husbandry Industry Co., Ltd., established in Beijing in 1998.

Company D is Tianjin Ringpu Bio-Technology Co., Ltd., established in Tianjin in 1998.

Company E is Wuhan Keqian Biology Co.,Ltd., established in Wuhan City in 2001.

Company F is Tiankang Biology Co.,Ltd., established in Urumqi City in 1993.

Company G is Pulike Biological Engineering Co., Ltd., established in Luoyang City in 2002.

Company H is Guangdong Yongshun Biotechnology Co., Ltd., established in Guangzhou in 2002.

Company I is Jinhe Biotechnology Co, Ltd., established in Inner Mongolia Autonomous Region in 1988.

Company J is Shanghai Haili Bio-Technology Co., Ltd., established in Shanghai in 1981.

Ranking of Revenue of China’s Veterinary Vaccine Companies, page 69

14. We note your disclosure that in 2022, “ZYBIO generated revenue of RMB300 million.” Please reconcile this figure with your disclosure on page 3 stating that the operating entity’s revenue reached approximately RMB 260.3 million for the fiscal year ended December 31, 2022.

In response to the Staff’s comments, we revised our disclosure on page 69 of Amended Draft Registration Statement to clarify that in 2022 ZYBIO generated revenue of RMB260.3 million.

Historical and Forecasted Market Size of Porcine Vaccine in China, 2018-2026E, page 70

15. Please identify the entity listed as “CVDA” with more specificity in the first instance. Additionally, we note your disclosure that the source for this graphic, and other data in your registration statement, is listed as “Expert Interview.” To the extent you are relying on the analysis or report of an expert, please disclose the identity of the expert and file the written consent of that expert as an exhibit to this registration statement or, alternatively, please explain why you are not required to do so. Refer to Rule 436 of the Securities Act for guidance.

In response to the Staff’s comments, we revised our disclosure on pages 67, 70, 71, 72, and 73 of Amended Draft Registration Statement to replace CVDA with its full name “China Veterinary Drug Association.”

We also revised our disclosure throughout the industry section, to clarify that the data provided in this section sourced from Frost & Sullivan’s analysis and public sources, such as companies’ websites and annual reports.

Analysis of Domestic Top Players’ Pet Vaccine Portfolio, page 74

16. You state that Jilin Zhengye (“ZYBIO”) has been granted two approvals for clinical trials of its veterinary vaccines. Please describe the status of these clinical trials, including, but not limited to, where the trials are being conducted, whether any third parties are assisting with the trials, the structure of the trials, and whether any results have been observed.

In response to the Staff’s comments, we revised our disclosure on page 74 of Amended Draft Registration Statement to provide details about the clinical trials.

Business

Competitive Strengths

Diversified products, page 75

17. Please disclose which animal or animals the Rabies Vaccine, Inactivated (Strain Flury LEP) vaccine is designed to treat.

In response to the Staff’s comments, we revised our disclosure on page 75 of Amended Draft Registration Statement to disclose that the vaccine is designed to treat dogs.

Strong research and development capabilities, page 75

18. Please revise your disclosure to state the total aggregate amount to date that has been paid to each of the parties listed in this section pursuant to the collaboration agreements.

In response to the Staff’s comments, we revised our disclosure on page 75 of Amended Draft Registration Statement to state the total aggregate amount to date that has been paid to each of the parties listed in this section pursuant to the collaboration agreements.

Growth Strategies

Develop high-demand products and expand the operating entity’s business..., page 76

19. You state that your operating entity intends to develop high-demand products and you list various products that appear to be in development. Please include a short description of each vaccine’s indication and whether each vaccine is in pre-clinical or clinical trials. Also, please provide justification for the statement that the operating entity’s products are in “high-demand.”

In response to the Staff’s comments, we revised our disclosure on page 76 of Amended Draft Registration Statement to provide a description of each vaccine’s indication listed in the paragraph and to state that, as of the date of the prospectus, with regard to the vaccines described in this paragraph, clinical trials of all vaccines are completed except for the Canine Four-combination Live Vaccine which has not yet undergone a clinical trial. Moreover, we further disclosed that according to the industry report of Frost & Sullivan, the products listed in this paragraph are in high-demand.

20. Please clarify whether the Ministry of Agriculture and Rural Affairs of the PRC is the entity that has provided the approvals for the products listed in this section. Additionally, please clarify if any of the products listed in this section have been approved for sale or whether further clinical development will be required.

In response to the Staff’s comments, we revised our disclosure on page 76 of Amended Draft Registration Statement to clarify that the Registration Certificates of New Veterinary Drugs and Approval Number for Veterinary Biological Products are issued by the Ministry of Agriculture and Rural Affairs of the PRC. We also revised our disclosure in the same section to clarify that Subunit Vaccine of Porcine Circovirus Type 2 (Recombinant Baculovirus Strain OKM) and Swine Pseudorabies Vaccine, Inactivated (Strain JS-2012-△gI/gE) are approved for sale as of the date of the prospectus, and clinical trials for all vaccines listed in this section have been completed as of the date of the prospectus, except for the Canine Four-combination Live Vaccine which has not yet undergone a clinical trial.

Expand the operating entity’s sales and distribution network, page 76

21. You state that the operating entity plans to expand its sales and distribution network to enter new geographic markets. Please identify such geographic markets.

In response to the Staff’s comments, we revised our disclosure on page 76 to identify the geographic markets that the operating entity plans to enter.

Increase R&D investment, page 77

22. Please revise your disclosure to provide further detail regarding the research and development that has been conducted to date, if any, for each of the products listed in this section. To the extent that the operating entity has not begun any pre-clinical or clinical work for any of the vaccines listed in this section, please revise your disclosure accordingly.

We respectfully advised the Staff that we have provided a table in the Use of Proceeds section describing details of the vaccines the operating entity plans to develop with the net proceeds from this offering in response to Staff’s comment No. 5, which includes details regarding the research and development that has been conducted to date for each of the products listed in this section. A reference to the Use of Proceeds section is added in this section accordingly.

Products, page 77

23. You state that the operating entity has a total of 43 veterinary vaccines in its product portfolio, 43 of which are sold domestically and five of which are sold internationally. Please identify which vaccines are sold internationally and where they are being sold. Additionally, please indicate in the table which specific products are sold internationally.

In response to the Staff’s comments, we revised our disclosure on page 77 of Amended Draft Registration Statement to identify the vaccines which are sold internationally and the countries they are being sold. We also indicate in the table which specific products are sold internationally.

24. We note your disclosure that the operating entity is “researching about Feline Infectious Peritonitis Subunit Vaccine, Feline Leukemia and Feline Immunodeficiency Disease Duplex mRNA Vaccine, and Feline GnRH Immunocontraceptive Vaccine.” Please provide further details about the research the operating entity is conducting with regard to these vaccines.

In response to the Staff’s comments, we revised our disclosure on page 79 of Amended Draft Registration Statement to provide that as of the date of this prospectus, the operating entity is still researching and evaluating these three vaccines R&D projects, and none of the vaccines has started a clinical trial.

25. You state that the operating entity has been granted approval to conduct clinical trials for Feline Herpes virus, Feline Calicivirus and Feline Panleukopenia Triple Vaccine, Inactivated on June 15, 2021. Please state whether the operating entity has begun clinical trials or state when they are expected to begin.

In response to the Staff’s comments, we revised our disclosure on page 79 of Amended Draft Registration Statement to provide that as of the date of this prospectus, the operating entity has completed clinical trials for Feline Herpes virus, Feline Calicivirus and Feline Panleukopenia Triple Vaccine, Inactivated, and its application for a Registration Certificate of New Veterinary Drugs for this vaccine has been received by the Ministry of Agriculture and Rural Affairs on February 20, 2023.

26. We note your disclosure that the operating entity is conducting “animal experiments to assess the immunity effectiveness of newly developed mRNA vaccines.” Please provide further details about the animal experiments the operating entity is conducting.

In response to the Staff’s comments, we revised our disclosure on page 79 of Amended Draft Registration Statement to provide details about the animal experiments the operating entity is conducting.

Regulatory Approvals for the Company’s Products, page 80

27. We note the chart on page 80 listing the regulatory approvals received by the operating entity and the validity dates for each. Please explain what is meant by the term “Long term” in this chart.

In response to the Staff’s comments, we revised our disclosure on page 80 of Amended Draft Registration Statement to clarify that these Registration Certificates of New Veterinary Drugs do not have expiration dates.

28. Please revise your table here to explain which regulatory approvals correspond with which products. Additionally, please provide narrative disclosure here to provide context regarding what these regulatory approvals allow you to do with your products.

In response to the Staff’s comments, we revised the table on page 80 of Amended Draft Registration Statement to explain which regulatory approvals correspond to which products. We also provided a description of the regulatory approvals and specify what they allow the operating entity to do.

29. Please disclose whether you have received any regulatory approvals to sell your products internationally.

In response to the Staff’s comments, we revised our disclosure on page 80 of Amended Draft Registration Statement to disclose the regulatory approvals the operating entity received to sell its products internationally.

Suppliers, page 81

30. We note your disclosure that the operating entity’s suppliers provide raw materials, such as “experimental animal.” Please revise your disclosure to explain what is meant by “experimental animal” in this instance.

In response to the Staff’s comments, we revised our disclosure on page 81 of Amended Draft Registration Statement to explain the meaning of “experimental animal”.

R&D, page 82

31. You state that the operating entity currently has collaboration agreements with Harbin Veterinary Research Institute, Shanghai Veterinary Research Institute, and China Agricultural University and you broadly describe some key terms on page 83. Please disclose whether all of the collaborative research agreements with universities and research institutions referenced here are identical and have the same terms. To the extent that any agreements are unique, please disclose the material terms of those agreements, including a description of each party’s rights and obligations, a quantification of any payment obligations, including any royalty fees or milestone payments, and a summary of the term and termination provisions. To the extent that any of the collaboration agreements differ from the Form of Collaborative Research and Development Agreement attached as Exhibit 10.8, please file the agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or, alternatively, explain why you are not required to do so.

In response to the Staff’s comments, we revised our disclosure on page 83 of Amended Draft Registration Statement to disclose the material terms of the collaboration agreements and technology licensing agreements. We also filed the agreements as exhibits 10.9-10.12 to the Amended Draft Registration Statement.

32. We note your disclosure that the operating entity has been “actively participating in research projects sponsored by the government of Jilin Province, PRC.” Please disclose whether any of the research projects involved the execution of collaboration agreements with the government of Jilin Province, PRC or any other third parties. If so, please disclose the material terms of those agreements and attach them as exhibits or, alternatively, explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

In response to the Staff’s comments, we revised our disclosure on page 84 of Amended Draft Registration Statement to disclose the material terms of the collaboration agreements with the government of Jilin Province. We also filed the agreements as exhibits 10.13-10.25 to the Amended Draft Registration Statement.

Distribution Network, page 85

33. We note your disclosure that the operating entity “secures its exporting distributors mainly through Alibaba.com.” Please provide further details about how the operating entity secures its distributors through Alibaba.com.

In response to the Staff’s comments, we revised our disclosure on page 85 of Amended Draft Registration Statement to provide details about how the operating entity secures its distributors through Alibaba.com.

Regulations

Regulations Related to Veterinary Drugs Production and Operation, page 95

34. Please provide disclosure in this section about the process by which the Ministry of Agriculture and Rural Affairs of the PRC issues a Registration Certificate of New Veterinary Drugs, which you reference on page 9. Additionally, please explain whether a Registration Certificate of New Veterinary Drugs allows the operating entity to market and sell its products domestically or whether any additional testing or approvals are required to market and sell the products.

In response to the Staff’s comments, we revised our disclosure on page 96 of Amended Draft Registration Statement to outline the process by which the Ministry of Agriculture and Rural Affairs of the PRC issues a Registration Certificate of New Veterinary Drugs, and how the Approval Number for Veterinary Biological Products and the Veterinary Biological Product Lot Release Qualification Notice are issued. A Registration Certificate of New Veterinary Drugs is a required certificate for a manufacturer before receiving an Approval Number for Veterinary Biological Products for a vaccine. An Approval Number for Veterinary Biological Products allows the manufacturer to produce the vaccine. After the manufacturer secures a Registration Certificate of New Veterinary Drugs and an Approval Number for Veterinary Biological Products, it is able to apply for a “Lot Release,” which includes sampling and inspection by the provincial veterinary drug supervision and inspection institution and the China Institute of Veterinary Drug Control. If both entities agree that the vaccine complies with relevant regulations, a Veterinary Biological Product Lot Release Qualification Notice will be released to the manufacturer, as a result, the manufacturer can sell its vaccines domestically.

Management, page 104

35. We note your disclosure regarding the “notice of criticism towards Mr. Han, which was recorded in the Securities and Futures Market Integrity File on May 18, 2022.” Please revise your disclosure to explain the consequences, if any, of the notice of criticism described here. To the extent that this notice of criticism may have a negative impact on the value of the Ordinary Shares or the operating entity’s business, please revise your risk factor disclosure accordingly.

In response to the Staff’s comments, we revised our disclosure on page 104 of Amended Draft Registration Statement to explain the consequence of the notice of criticism. As confirmed by our PRC counsel, there is no negative impact on the value of the Ordinary Shares or the operating entity’s business.

Compensation of Directors and Executive Officers, page 107

36. Please revise your disclosure to provide the amount of compensation paid to each of the directors and executive officers individually or, alternatively, please explain why you are not required to do so. Refer to Item 4a of Form F-1 and Item 6B of Form 20-F for guidance.

In response to the Staff’s comments, we revised our disclosure on page 107 of Amended Draft Registration Statement to provide the amount of compensation paid to each of the directors and executive officers individually for the fiscal year ended December 31, 2022.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Noncontrolling interests, page F-14

37. Please revise your disclosure to identify the noncontrolling interests as 15.2439% held by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% held by Jilin Jinqiao Investment Co. Ltd and 0.0001% held by Yufeng Liu.

In response to the Staff’s comments, we revised our disclosure on page F-14 of Amended Draft Registration Statement to state that 15.2439% of the noncontrolling interests of the operating entity is held by Jilin Economic and Technological Development Zone Economic and Technological Development General Corporation, 0.9146% of the noncontrolling interests of the operating entity is held by Jilin Jinqiao Investment Co. Ltd., and 0.0001% is of the noncontrolling interests of the operating entity held by Yufeng Liu.

General

38. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that up to the date of this reply, there have been no written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. We undertake to provide the Staff with copies of any future written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC